

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2014

Via E-mail
Mr. Roy Golan
Vice President - Finance
NeuroDerm, Ltd.
Ruhrberg Science Building
3 Pekeris Street
Rehovet 7670203 Israel

> **Re:** **NeuroDerm, Ltd.**
> **Amendment No. 1 to Registration Statement on**
> **Form F-1**
> **Filed November 3, 2014**
> **File No. 333-198754**

Dear Mr. Golan:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note your statements on pages 18 and 86 that based on your recently completed Phase II trial, ND0612L was "safe." We also note your statement on the top of page 80 that ND0612H "offers a safe and effective alternative to surgery and other highly invasive and complicated treatments…" Because approval of the FDA and other comparable regulatory agencies is dependent on such agencies making a determination (according to criteria specified in law and agency regulations) that a drug or biologic is both safe and effective, it is premature for you to describe or suggest that ND0612, or any other non-approved product, as safe and/or effective. Accordingly, please delete this wording throughout your prospectus, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Colin Diamond, Esq.
        White & Case LLP
        1155 Avenue of the Americas
        New York, New York 10036